UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building, Xicheng District, District, Beijing, Xicheng District, District, Beijing, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TIAN RUIXIANG Holdings Ltd, a Cayman Islands company (the “Company”), is furnishing its unaudited condensed consolidated financial statements and footnotes for the six months ended April 30, 2025 and 2024. The unaudited condensed consolidated financial statements and notes are attached as Exhibit 99.1 to this report on Form 6-K, and Operating and Financial Review and Prospects for the six months ended April 30, 2025 is attached as Exhibit 99.2 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited condensed consolidated financial statements of TIAN RUIXIANG Holdings Ltd as of April 30, 2025 and for the six months ended April 30, 2025 and 2024, and the notes related thereto
99.2	Operating and financial review and prospects of TIAN RUIXIANG Holdings Ltd for the six months ended April 30, 2025
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: August 22, 2025	By:	/s/ Sheng Xu
	Name:	Sheng Xu
	Title:	Chief Executive Officer